March 10, 2025

Shalom Auerbach
Reporting Person
OS Therapies Incorporated
15 Atlantic Avenue, Suite M2
Lynbrook, NY 11563

       Re: OS Therapies Incorporated
           Shalom Auerbach
           Schedule 13D filed January 17, 2025 by Shalom Auerbach and Einodmil
LLC
           File No. 005-94604
Dear Shalom Auerbach:

       We have conducted a limited review of the above-captioned filing and have the following comments.

        Please respond to this letter by amending the filing or by providing the requested information. If you do not believe our comments apply to your facts and circumstances or that an amendment is appropriate, please advise us why in a response letter.

       After reviewing any amendment to the filing and any information provided in response to these comments, we may have additional comments.

Schedule 13D filed January 17, 2025
General

1. We note that the event reported as requiring the filing of the Schedule 13D was July
       31, 2024. Rule 13d-1(a) of Regulation 13D-G requires the filing of a
Schedule 13D
       within five business days after the date beneficial ownership of more than five percent of a class of equity securities specified in Rule 13d-1(i)(1) was acquired. Based on the
       July 31, 2024 event date, the Schedule 13D submitted on January 17, 2025 was not timely filed. Please advise us why the Schedule 13D was not filed within the required five business days after the date of the acquisition.
Item 4, page 1

2. Please amend Item 4 of the Schedule 13D to state the purpose or purposes of the acquisition of securities of OS Therapies Incorporated. Refer to Item 4 of Schedule
       13D.
 March 10, 2025
Page 2

Item 5, page 1

3. We note your disclosure that "[t]here were no transactions by the Reporting Persons in shares of Common Stock during the period commencing sixty (60) days prior to"
       August 2, 2024 and July 31, 2024. Please revise to provide the requisite disclosure with respect to all transactions in the securities between the deadline for timely filing the Schedule 13D and the actual filing of the Schedule 13D. In amending the
       Schedule 13D to include the required disclosures, please be advised that the
       Instruction to Item 5(c) requires the beneficial owner to "describe," at a minimum, the following: "(1) The identity of the person covered by Item 5(c) who effected the transaction; (2) the date of transaction; (3) the amount of securities involved; (4) the price per share or unit; and (5) where and how the transaction was effected."
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please direct any questions to Blake Grady at 202-551-8573 or Nicholas Panos at
202-551-3266.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Mergers
& Acquisitions